Exhibit 99.1

Akari Therapeutics Appoints Industry Veteran Wa’el Hashad to Board of Directors

NEW YORK and LONDON, July 5, 2023 (GLOBE NEWSWIRE) — Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biotechnology company developing advanced therapies for autoimmune and inflammatory diseases, today announced the appointment of industry veteran Wa’el Hashad to the Akari Board of Directors as an independent director. Mr. Hashad, who will serve on both the Audit Committee and Nominating and Governance Committee, brings more than 35 years of biopharmaceutical experience to Akari’s Board of Directors with focus on drug approval and commercialization, mergers and acquisitions, and business development.

“I am pleased to welcome Wa’el to our Board of Directors” said Ray Prudo, M.D., Akari Chairman. “His extensive experience in biopharma development will be invaluable as we advance nomacopan into the registrational portion of Phase 3 studies in pediatric and adult HSCT-TMA and toward clinical trials of PAS-nomacopan in geographic atrophy. His appointment strengthens the Board’s biotech and U.S. capabilities.”

“This is an exciting time for the company, and I look forward to partnering with Board members and management to advance the company’s lead asset toward a potential regulatory filing,” said Mr. Hashad.

Mr. Hashad currently serves as CEO of Longeveron, a U.S. clinical-stage biotechnology company developing regenerative medicines for rare pediatric diseases, aging-related conditions, and unmet medical needs. Previously, he was President and Chief Executive Officer at Avanir Pharmaceuticals. Avanir was acquired by Otsuka Pharmaceutical, and Mr. Hashad led the company’s full integration into Otsuka’s United States operations. Prior to Avanir, Mr. Hashad was Executive Vice President and Chief Commercial Officer at Seres Therapeutics, where he established the company’s launch and marketing strategy for microbiome-based therapies.

Mr. Hashad has held multiple leadership roles at Amgen, executing on cardiovascular, neuroscience, metabolic disorder, and nephrology product launches and was the general manager for Africa, the Middle East, and Asia. He was a Vice President at Boehringer Ingelheim leading the U.S. launch of the company’s cardiovascular and metabolic products. Earlier, Mr. Hashad spent 20 years at Eli Lilly and Company, driving the company’s marketing and commercial strategy across multiple regions and therapeutic areas. He concluded his time at Eli Lilly as the Vice President of the United States Cardiovascular Business Unit.

Mr. Hashad holds an M.B.A. in Finance and International Business from the University of Akron and a B.Sc. in Pharmacy and Pharmaceutical Sciences from the University of Cairo. He held the position of the Chairman of the Strategic Advisory Board at Morningside Biopharma and is currently a member of the Board of California Life Sciences.

About Akari Therapeutics

Akari Therapeutics, plc (Nasdaq: AKTX) is a biotechnology company developing advanced therapies for autoimmune and inflammatory diseases. Akari’s lead asset, investigational nomacopan, is a bispecific recombinant inhibitor of complement C5 activation and leukotriene B4 (LTB4) activity. Akari’s pipeline includes a Phase 3 clinical trial program investigating nomacopan for severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA). Akari has been granted Orphan Drug, Fast Track and Rare Pediatric Disease designations from the FDA for nomacopan for the treatment of pediatric HSCT-TMA. Akari’s pipeline also includes a clinical program developing nomacopan for adult HSCT-TMA and pre-clinical research of long-acting PAS-nomacopan in geographic atrophy (GA). For more information about Akari, please visit akaritx.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies, and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies, and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations, or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result there; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:
Mike Moyer
LifeSci Advisors
(617) 308-4306
mmoyer@lifesciadvisors.com

Media Contact:
Eliza Schleifstein
Schleifstein PR
(917) 763-8106
eliza@schleifsteinpr.com